UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 *
(Amendment No. 2)*

GIGA-TRONICS INCORPORATED

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

375175106

(CUSIP Number)

Darrin C. Wallis

Parkview Tower

1150 First Avenue, Suite 600

King of Prussia, PA  19406

(610) 310-9419

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 375175106

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Alara Capital AVI II, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,848,384 (1)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,848,384 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848,384 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.9% (2)

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) This amount includes (i) 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Series B Preferred Stock, (ii) 342,465 shares of Common Stock issuable upon conversion of 3,424.65 shares of Series C Preferred Stock and (iii) 506,219 shares of Common Stock issuable upon exercise of an amended and restated warrant to purchase common stock dated February 25, 2013 that is presently exercisable at an exercise price of $3.30 per share.

(2) This figure is based upon (a) 5,029,747 shares of Common Stock issued and outstanding as of February 8, 2013, plus (b) the aggregate 1,848,384 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

SCHEDULE 13D

CUSIP No. 375175106

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Darren C. Wallis

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,848,384 (1)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,848,384 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848,384 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.9% (2)

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) This amount includes (i) 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Series B Preferred Stock, (ii) 342,465 shares of Common Stock issuable upon conversion of 3,424.65 shares of Series C Preferred Stock and (iii) 506,219 shares of Common Stock issuable upon exercise of an amended and restated warrant to purchase common stock dated February 25, 2013 that is presently exercisable at an exercise price of $3.30 per share.

(2) This figure is based upon (a) 5,029,747 shares of Common Stock issued and outstanding as of February 8, 2013, plus (b) the aggregate 1,848,384 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

SCHEDULE 13D

CUSIP No. 375175106

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person W. Joseph Thompson

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,848,384 (1)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,848,384 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848,384 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.9% (2)

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) This amount includes (i) 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Series B Preferred Stock, (ii) 342,465 shares of Common Stock issuable upon conversion of 3,424.65 shares of Series C Preferred Stock and (iii) 506,219 shares of Common Stock issuable upon exercise of an amended and restated warrant to purchase common stock dated February 25, 2013 that is presently exercisable at an exercise price of $3.30 per share.

(2) This figure is based upon (a) 5,029,747 shares of Common Stock issued and outstanding as of February 8, 2013, plus (b) the aggregate 1,848,384 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

SCHEDULE 13D

CUSIP No. 375175106

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Lutz P. Henckels

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,848,384 (1)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,848,384 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848,384 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.9% (2)

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) This amount includes (i) 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Series B Preferred Stock, (ii) 342,465 shares of Common Stock issuable upon conversion of 3,424.65 shares of Series C Preferred Stock and (iii) 506,219 shares of Common Stock issuable upon exercise of an amended and restated warrant to purchase common stock dated February 25, 2013 that is presently exercisable at an exercise price of $3.30 per share.

(2) This figure is based upon (a) 5,029,747 shares of Common Stock issued and outstanding as of February 8, 2013, plus (b) the aggregate 1,848,384 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

SCHEDULE 13D

CUSIP No. 375175106

Item 1.	Security and Issuer.

The name of the issuer is Giga-tronics Incorporated, a California corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 4650 Norris Canyon Road, San Ramon, CA 94583.  The class of equity securities to which this Statement on Schedule 13D relates is the common stock, no par value per share, of the Issuer (the “Common Stock”).

Item 2.	Identity and Background.

(a)-(c) This statement is being filed jointly, pursuant to a joint filing agreement, by Alara Capital AVI II, LLC, a Delaware limited liability company (“Alara Capital”), Darren C. Wallis, W. Joseph Thompson and Lutz P. Henckels (collectively, the “Reporting Persons”).  The principal business of Alara Capital is the investment in the securities of the Issuer.

Messrs. Wallis and Thompson are partners in Active Value Investors, LLC (“AVI”), a technology investment firm and the sponsor of Alara Capital.  Mr. Henckels is a consultant and a venture partner of AVI.  Each of the Reporting Persons has a business address at Parkview Tower, 1150 First Avenue, Suite 600, King of Prussia, PA 19406.

(d) During the past five years, none of Messrs. Wallis, Thompson or Henckels has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of Messrs. Wallis, Thompson or Henckels has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Messrs. Wallis, Thompson and Henckels are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Of the 1,848,384 shares of Common Stock beneficially owned by the Reporting Persons:

•      342,465 shares of Common Stock represent shares issuable upon conversion of 3,424.65 shares of Series C Convertible Voting Perpetual Preferred Stock of the Issuer (the “Series C Preferred Stock”), all of which are held directly by Alara Capital.  Alara Capital purchased from the Issuer the shares of Series C Preferred Stock pursuant to a Securities Purchase Agreement dated February 19, 2013 (the “Series C Purchase Agreement”).  The aggregate purchase price paid for the 3,424.65 shares of Series C Preferred Stock was $500,000 in cash, which was funded by the working capital of Alara Capital.

•      999,700 shares of Common Stock represent shares issuable upon conversion of 9,997 shares of Series B Convertible Voting Perpetual Preferred Stock of the Issuer (the “Series B Preferred Stock” and together with the Series C Preferred Stock, the “Preferred Stock”), all of which are held directly by Alara Capital.  Alara Capital purchased from the Issuer the shares of Series B Preferred Stock pursuant to a Securities Purchase Agreement dated October 31, 2011 (the “Series B Purchase Agreement”).  The aggregate purchase price paid for the 9,997 shares of Series B Preferred Stock was $2,199,340 in cash, which was funded by the working capital of Alara Capital.

SCHEDULE 13D

CUSIP No. 375175106

•      506, 219 shares of Common Stock issuable upon exercise of a warrant.  Concurrent with the purchase of the Series B Preferred Stock and for no additional consideration, Alara Capital acquired a warrant to purchase 848,684 shares of the Issuer’s Common Stock at an exercise price of $3.30 per share (the “Warrant”).  The Warrant became exercisable in full on February 7, 2012.  In connection with the Series C Purchase Agreement, the Issuer and Alara Capital agreed to terminate Alara Capital’s right to acquire 342,465 shares of the 848,684 shares of Common Stock underlying the Warrant.  As a result, the Warrant as reissued on February 25, 2013 (the “Amended Warrant”) now represents the right to acquire 506,219 shares of the Issuer’s Common Stock at the price of $3.30 per share.  The Amended Warrant expires on August 7, 2014, if and to the extent not exercised earlier.

The Series B Purchase Agreement, Series C Purchase Agreement and the Amended Warrant are more particularly described below under Item 4 of this statement.

Item 4.	Purpose of Transaction.

All securities of the Reporting Persons are currently owned by Alara Capital and were acquired by it as an investment.

Contemporaneously with the purchase and sale of the Series C Preferred Stock, Alara Capital and the Issuer executed and delivered an Investor Rights Agreement (the “Series C IRA”) pursuant to which, among other things, the Issuer agreed to register for resale certain registrable securities, including the shares of Common Stock issuable upon conversion of the Series C Preferred Stock.

Contemporaneously with the purchase and sale of the Series B Preferred Stock, Alara Capital and the Issuer executed and delivered an Investor Rights Agreement (the “Series B IRA”) pursuant to which, among other things, the Issuer agreed to register for resale certain registrable securities, including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and upon exercise of the Warrant; to appoint two candidates identified by Alara Capital to the Issuer’s board of directors; and to permit Alara Capital to participate in certain future offers and sales of securities by the Issuer, in each case subject to the terms and conditions set forth in the Investor Rights Agreement.  Alara Capital identified Messrs. Thompson and Henckels as its director candidates, and both were appointed to the board of directors of the Issuer on November 10, 2011.

Both the Series B IRA and the Series C IRA also provide, subject to the specified terms and conditions, that in the event Alara Capital is entitled to vote its shares of Preferred Stock in a separate class vote pursuant to the requirements of the California Corporations Code, Alara Capital will vote its shares of Preferred Stock in the separate class vote either for or against the proposal, consistent with the results of vote of the Common Stock and the Preferred Stock, voting together as a single class.

The descriptions of the Series B Purchase Agreement, the Series B IRA, the Series C Purchase Agreement, the Series C IRA and the Amended Warrant included in this statement are qualified in their entirety by reference to the text of such documents, which are filed herewith or incorporated by reference herein.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in any action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  This disclosure does not address any plans or proposals that Messrs. Thompson and Henckels may have or develop, or of which they may become aware, solely in their capacities as directors of the Issuer.  The Reporting Persons expect to review the investment in the securities of the Issuer on a continuing basis, and, depending on various factors,

SCHEDULE 13D

CUSIP No. 375175106

including, without limitation, the Issuer’s financial condition and results of operations, the market price and aggregate number of outstanding shares of Common Stock, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to the Issuer’s securities as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law, or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 1,848,384, which represents approximately 26.9 percent of the class of Common Stock, based upon 5,029,747 shares of Common Stock outstanding as of February 8, 2013, plus the 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Series B Preferred Stock, 342,465 shares of Common Stock issuable upon conversion of 3,424.65 shares of Series C Preferred Stock and the 506,219 shares of Common Stock issuable upon exercise of the Amended Warrant.

As of the date of this statement, all of the shares of Common Stock beneficially owned by the Reporting Persons are shares issuable upon conversion or exercise of the Series B Preferred Stock, Series C Preferred Stock or the Amended Warrant, all of which are held directly by Alara Capital.  Messrs. Wallis, Thompson and Henckels, as the managing members of Alara Capital, share with each other and with Alara Capital, voting and dispositive power over all such shares.

(c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

(d) Except to the extent that the members of Alara Capital, in their capacities as such, have certain rights with respect to any distributions made by Alara Capital, to the knowledge of the Messrs. Wallis, Thompson and Henckels, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in (i) the Reporting Persons’ Schedule 13D dated November 14, 2011, (ii) the Reporting Persons’ Amendment No. 1 to Schedule 13D filed on March 6, 2012, (iii) this Amendment No. 2 to Schedule 13D and (iv) the exhibits attached thereto and hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, any other person or the Issuer with respect to any securities of the Issuer.  Certain contracts included or referenced in the previously filed Schedule 13D’s noted above have lapsed or been terminated and/or are no longer in effect.

Item 7.	Material to be Filed as Exhibits.
1. Joint Filing Agreement, dated November 10, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Reporting Persons’ Schedule 13D filed on November 11, 2011.

SCHEDULE 13D

CUSIP No. 375175106

2.  Securities Purchase Agreement, dated October 31, 2011, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2011).

3.  Investor Rights Agreement, dated November 10, 2011, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 14, 2011).

4.  Securities Purchase Agreement, dated February 19, 2013, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 25, 2013).

5.  Investor Rights Agreement, dated February 25, 2013, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 27, 2013).

6. Amended and Restated Warrant to Purchase Common Stock, dated February 25, 2013, issued by the Issuer to Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 27, 2013)

SCHEDULE 13D

CUSIP No. 375175106

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALARA CAPITAL AVI II, LLC

By:	/s/ Darren C. Wallis
Darren C. Wallis
Managing Member

/s/ Darren C. Wallis
Darren C. Wallis
Reporting Person

/s/ W. Joseph Thompson
W. Joseph Thompson
Reporting Person

/s/ Lutz P. Henckels
Lutz P. Henckels
Reporting Person

Date:  March 2, 2013